FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

          NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

                                                                                                                                                            CLARIFICATION REGARDING PFIZER STATEMENT

20 May 2014

AstraZeneca PLC ("AstraZeneca") notes the announcement made by Pfizer Inc. ("Pfizer") dated 19 May 2014 seeking to clarify certain matters set out in its announcement on 18 May 2014 which set out its final proposal to AstraZeneca (the "Final Proposal Announcement").

Following some questions from shareholders, AstraZeneca wishes to make clear the following points:

· Despite AstraZeneca indicating the price and other bases on which it would have been prepared to recommend an offer by Pfizer, Pfizer at its sole election and without prior discussion with AstraZeneca, has in its Final Proposal Announcement stated:

    o  That its proposal is final;
    o  That it will not make a hostile offer; and
    o  That it will only announce a firm offer with the recommendation of the AstraZeneca Board.

· In the context of such decisions made by Pfizer, under Takeover Panel rules:

  In the period up to 5.00 p.m. on 26 May 20141 (the "PUSU Deadline")

Pfizer:

     o  Must either announce a recommended firm offer or make a statement that it does not intend to make an offer for AstraZeneca.

     o  Is not permitted (absent the announcement of a higher competing offer by a third party) to announce, even with the consent or recommendation of the Board of AstraZeneca, a firm offer for AstraZeneca unless such offer is on terms no higher than set out in Pfizer's Final Proposal Announcement representing an indicative value of £55.00 per share.

     o  Cannot announce a firm offer without the clear recommendation of the AstraZeneca Board regarding the price and other terms of the offer.

     o  Cannot, even with the consent or recommendation of the Board of AstraZeneca, commit to an increase in price (or suggest that it may do so publicly or privately), even if such increase would take effect after the expiry of the PUSU Deadline.

     In the period following the expiry of the PUSU Deadline

     o  Pfizer will not be able to announce an offer for AstraZeneca or take other steps referred to in Rule 2.8 of the Takeover Code with respect to an offer for AstraZeneca, for a period of 6 months, other than in the circumstances set out in Note 2 of that rule.

·       Accordingly, the only proposal before the Board of AstraZeneca is that set out in the Final Proposal Announcement. There is no possibility of any proposal at a price higher than set out in Pfizer's Final Proposal
        Announcement representing an indicative value of £55.00 per share being made prior to the PUSU Deadline, even with the consent or recommendation of the Board of AstraZeneca, absent the announcement of a higher competing offer by a third party.

·       As set out in AstraZeneca's announcement dated 19 May 2014, the Board of AstraZeneca, after engaging with Pfizer and careful deliberation, clearly rejected Pfizer's final proposal.

Leif Johansson, Chairman of AstraZeneca said: "We have decided that it is necessary to issue a statement to make absolutely clear that Pfizer's final proposal, which the Board rejected, is not capable under the Takeover Panel rules of being increased or even suggested at being increased, privately or publicly, with or without the Board's approval or recommendation2. This restriction that prevents further negotiation on value is a consequence of
Pfizer's actions. The Board has made clear in its statement of 19 May 2014 that it is not in the interests of AstraZeneca shareholders to recommend an offer unless the value of the company and its protected delivery to shareholders is properly represented by the amount and terms of the offer."

This statement is being made by AstraZeneca without prior agreement or approval of Pfizer. There can be no certainty that an offer will be made. Shareholders are strongly advised to take no action.

A copy of this announcement will be available on AstraZeneca's website at www.astrazeneca.com.

1. Or such later date as the Panel may agree at AstraZeneca's request.

2. In the period prior to the expiry of the PUSU deadline, absent a higher competing offer by a third party and absent the limited circumstances outlined in Pfizer's Final Proposal Announcement.

                                                                                                                                                                                 - ENDS -

NOTES TO EDITORS

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                                                       +44 20 7604 8030 (UK/Global)
Ayesha Bharmal                                                                     +44 20 7604 8034 (UK/Global)
Jacob Lund                                                                              +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                                                                                 +44 20 7604 8123            mob: +44 7789 654364

Adviser Enquiries
Robey Warshaw:                                                                  Simon Robey                                +44 20 7317 3900
                                                                                                 Simon Warshaw
Evercore Partners:                                                                 Francois Maisonrouge               +1 212 857 3100
Goldman Sachs:                                                                     Karen Cook                                  +44 20 7774 1000
                                                                                                 Phil Raper (Corporate Broking)
Morgan Stanley:                                                                    Colm Donlon                                +44 20 7425 8000
                                                                                                 Andrew Foster (Corporate Broking)
RLM Finsbury:                                                                       Conor McClafferty                     +44 20 7251 3801

Further Information

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the matters referred to in this announcement.

Evercore Partners International LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Evercore Partners International LLP, nor for providing advice in relation to the matters referred to in this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this announcement.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to AstraZeneca, and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. International plc, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than AstraZeneca for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

20 May 2014

                                                                                                                                                                                                -ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 May 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary